Q2 2023 REE Shareholder letter

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 2 REE reveals its 3-year production plan for 2024-2026 and confirms FMVSS certification-feasibility for its x-by-wire systems • REE confirms Federal Motor Vehicle Safety Standards (FMVSS) certification-feasibility for its x-by-wire systems; intends to fully certify its Powered by REE P7 electric truck lineup including FMVSS, CARB and EPA certification and reaffirms its plan to start customer deliveries by the end of 2023. • New collaborations between REE and market leading work-truck body manufacturers, such as Knapheide and Morgan Truck Body, provide a complete vehicle Powered by REE to customers with new design applications, including boxes, service bodies, and platform bodies all planned to be available in 2024. • REE is targeting $1 billion in cumulative sales in 2024-2026 based on execution of the P7 production roadmap. The plan is expected to reach production of up to 300 vehicles in 2024, targets ramping up to low-thousands of vehicles in 2025 and to mid-thousands of vehicles in 2026 without the need for heavy CAPEX investment, through the use of a US contract manufacturer for complete vehicle and platform assembly. • REE ended fiscal Q2 2023 as planned with liquidity of $105 million with no debt. As part of REE’s efforts to secure 2024 capital needs in advance, after the end of the quarter, REE established a $35 million ATM program and secured a bank facility of $15 million. REE’s 2025 capital needs are estimated at an additional $50 million in order to ramp up production.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 3 CEO Commentary Halfway through 2023, we continue to make steady progress on our path to production, while we remain disciplined both operationally and financially. As we continue to execute our CAPEX-light production plan, we move towards securing our capital needs for 2024 through the establishment of an ATM program and a bank facility. Today we announced that we have confirmed the feasibility of our x-by-wire system to pass the required Federal Motor Vehicle Safety Standards (FMVSS) certification. This milestone aims to clear the way to full vehicle certification by the end of 2023. Since FMVSS standards contain objective performance tests that are design-neutral; the certification feasibility testing shows our x-by-wire system can be certified according to the applicable FMVSS standard. We have been testing our by-wire system for months with the aim to be the to the market. Therefore, we set a high bar by contracting HORIBA MIRA, a global leader in testing and certifications, to conduct internal tests on braking, steering and fault injection, modeling certain FMVSS certification requirements, based on which we can now confirm the feasibility to certify our x-by-wire system. We have already begun the build of our first certification intent P7 fleet and we are on track to initiate the next phase of the full certification process of P7 vehicles. We continue to build out our dealer network, which covers the entire US and we have now expended into Canada. We see demand for our commercial EVs coming from both incentivized and non-incentivized states as efficient charging infrastructure becomes more accessible to fleet owners. In addition, the demand growth is supported by our ability to simplify after-sales service with our quick REEcorner™ swap, which allows fleets and dealers to service the P7 with locally available REEcorner™ and ensures increased uptime of our trucks intending to lower the cost of customer inventory and its cost of management. We have delivered our first P7-S (strip chassis) prototype to one of our existing US fleet customers for their internal closed-track tests with the help of our on-site and remote support team, as we jointly develop a complete electric work truck and potential future purchases. We are firm in our commitment to begin deliveries of initial pilot vehicles to customers by the end of 2023, while ensuring they are safe, reliable electric trucks that dealers, fleet owners and customers can depend on. We are pleased by the feedback we have received from our customers so far. As part of our philosophy of “complete not compete” we continue to partner with the best upfitters in the industry, such as Knapheide and Morgan Truck Body, to expand our P7 offering and provide a complete vehicle to our customers. As we gear up to start deliveries, we are adding valuable members to our team in customer experience, service and support. We have also added new capabilities to our board of directors with the recent appointments of Carlton Rose former, Global President of Fleet and Maintenance of UPS and Hicham Abdessamad, President and CEO of Hitachi America, to ensure we have the right people, products and partners in place to make REE the leader of the future of commercial electric vehicles. Finally, I would like to acknowledge our teams around the world for their devotion and dedication to bring our P7 lineup to market. We are getting closer every day. I am confident that we have what it takes to deliver the best electric trucks available on the market. We believe our vehicles, patents, differentiated technology and disciplined two phase production plan will result in long term value creation for all of our stakeholders including customers and investors. Daniel Barel, REE’s co-founder and CEO

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 4

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 5 P7 Platforms on track to be certified and eligible for US incentives by the end of the year. Together with our partners at HORIBA MIRA, a world leader engineering, testing and certification, we have conducted a range of testing in line with FMVSS safety requirements. These internal tests have confirmed the FMVSS certification-feasibility of our x-by-wire systems – an important milestone in our journey. We continue to collect evidence and data on the safety, performance and reliability of the x-by-wire system on our path to full vehicle certification. Achieving this milestone aligns with our previously announced Q4 2023 planned P7 deliveries and eligibility for US vehicle incentives.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 6 Dealership network continues to expand thoughtfully and purposefully. We continue to grow our dealer network from one in December 2022 to 12 authorized dealers covering the US and expanding into Canada in addition to three large fleets we work with directly. These dealers and fleets are committed to electrification and have already placed initial orders of approximately 155 P7 lineup units, which are included in our current order book1. These numbers reflect initial vehicle orders and support our growing pipeline, and we believe our current customers could purchase hundreds or thousands of units per year. Through our growing North American network, we see strong demand for our entire P7 product line. Part of the demand is driven by the state incentives and the federal tax credit for electric commercial vehicles that was introduced as part of the Inflation Reduction Act. We are focusing on designing our vehicles to help fleets meet requirements for federal and state tax incentives. These incentives can provide up to $140,0002 in credits to offset the purchase price of an electric vehicle. 1 The Company’s order book is determined by management based on purchase orders received by the Company. The number of P7 units included in the order book as of August 28, 2023 includes 129 P7 units under firm orders (i.e. binding orders) and the remaining of units ordered that are binding orders with certain additional conditions as set forth in the order. 2 New York state incentive of $100,000 + IRS Commercial Tax Credit of $40,000

North American Dealer Network*



THE TRUCK SHOP
FMI Truck Sales & Service
McCANDLESS TRUCK CENTER
Washington
Oregon
California
Nevada
Idaho
Montana
Wyoming
Utah
Arizona
Colorado
New Mexico
North Dakota
South Dakota
Nebraska
Kanas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
Florida
West Virginia
Virginia
North Carolina
South Carolina
Pennsylvania
New York
Maine
Massachusetts
Rhode Island
PRITCHARD EST. P 1913 ELECTRIC VEHICLES
National
JIM REED TRUCK SALES
NETS
MONARCH TRUCK CENTER
RY-DEN Truck Center, Inc.
TOM'S TRUCK CENTER
KIRKMAN BUS SALES
INDUSTRIAL POWER
Fleet Direct

Electric Commercial Vehicle Incentives**

- **Federal tax credit**[1]
  Up to $40k for Class 4 & 5
- **New York (NYSERDA)**[2]
  Up to $100k for Class 4
  Up to $110k for Class 5
- **New York City (NYCCT)**[3]
  $100k for Class 4
  $110k for Class 5
- **New Jersey (NJ-ZIP)**[4]
  $50k Class 3
  $65k for Class 4
  $75k for Class 5
- **Massachusetts (MOR-EV)**[5]
  Up to $90k for class 3-8
- **California HVIP**[6]
  Up to $45k for Class 3
  Up to $60k for Class 4 & 5
- **Nevada Clean Truck**[7]
  $50k for Class 3
  $65k for Class 4
  $75k for Class 5

The California Air Resource Board's (CARB) Advanced Clean Truck (ACT) rule is designed to accelerate a large-scale transition of zero-emission medium-and heavy-duty vehicles from 2024 to 2035. The rule has two components, a manufacturer sales requirement for the sale of zero-emission trucks of Class 2b to Class 8 as an increasing percentage of their annual California sales from 2024 to 2035, and in addition their large employers including retailers, manufacturers, brokers and others are required to report information about shipments and shuttle service.

CARB's Advanced Clean Fleets (ACF) regulation is a fleet regulation with a similar objective of accelerating large scale transition to zero-emission medium- and heavy- duty vehicles by defining minimum ZEV requirements for fleet purchases.

1 IRS 45 W https://irc.bloombergtax.com/public/uscode/doc/irc/section_45w

2 New York NYSERDA https://www.nyserda.ny.gov/All-Programs/Truck-Voucher-Program

3 New York City Clean Trucks https://www.nycctp.com/available-funding/

4 New Jersey ZIP https://www.njeda.gov/njzip/

5 Massachusetts Mor-EV https://mor-ev.org/mor-ev-trucks

6 California HVIP https://californiahvip.org/: the website provides information about incentives applicable to specific models

7 Nevada Clean Truck https://www.leg.state.nv.us/App/NELIS/REL/82nd2023/Bill/9886/Text

* Dealers are authorized to sell at their PoS and vicinity

** This section contains information regarding federal and state tax incentives as of August, 2023

R3E Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 7

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 8 Customer and dealer endorsements We receive consistent endorsements from dealers and fleets who recognize the distinct advantages of our innovative design and technology. One standout class-exclusive feature that receives consistent praise is our utilization of all-wheel steer and all-wheel drive based on REEcorner™ technology. A winning combination of hardware and software that enables our vehicles to perform optimally in all-weather and challenging environmental conditions such as the often harsh snow and ice encountered in northern states and Canada and provide enhanced maneuverability. Our driver-focused cab design has also garnered widespread appreciation. Our cab provides low step-in heights for ergonomic advantages and a full-height interior that allows drivers to stand up inside the cabin comfortably – these benefits are vital to drivers. In addition to these features, our REEcorner™ modules have been a significant factor in driving purchase decisions. Dealers and fleets recognize the substantial serviceability advantages offered by the REEcorner™ modules. In the event of maintenance needs, these modules can quickly be replaced in under an hour, minimizing vehicle downtime and maximizing operational efficiencies by driving down Total Cost of Ownership (TCO). Since all four REEcorners™ on a Powered by REE vehicle are the same, maintenance is especially efficient with each service center only needing to carry one unique part for all maintenance needs. In addition to these advantages, the P7 lineup uses software-based x-by-wire systems, which use over the air (OTA) capabilities that allow for: • continuous vehicle improvements and updates; • continuous rolling out of new features and options; and • remote diagnosis - even before returning to a service center to further improve uptime. Our system architecture coupled with data-as-a-service (DaaS) capabilities is intended to allow customers to manage fleet performance, gather any data required for incentive compliance and forecast and predict maintenance. We firmly believe that our unique value proposition, coupled with the enthusiastic support from our dealer network and fleets will position us as a leader in the electric commercial vehicle industry. As we look forward to the exciting times ahead, we remain committed to delivering innovation and excellence in our offerings to our portfolio of dealers and fleets as we continue to work diligently toward strengthening the inventory and ultimately profitability of our dealer network across North America.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 9 Production plan targeting accumulated $1 billion in sales in years 2024-2026 We have progressed with the certification plan and are targeting the delivery of our first pilot vehicles by the end of this year. This combined with our discussions with dealers and fleets, makes us confident in our business plan, which aims to reach cumulative sales of $1 billion over 2024-2026 by executing on our production plan. As part of our disciplined and risk-averse approach, we plan to enter into an agreement with a US contract manufacturer which we believe will enable us to bring vehicles with numbers in the mid thousands to market without the need for heavy CAPEX investment allowing us to concentrate on our current CAPEX-light REEcorner™ integration centers and shift full vehicle assembly to the contract manufacturer. We believe this approach will yield operational and cost benefits as it will allow us to utilize available tools and capabilities of the contract manufacturer, while at the same time allowing us to focus our resources on building the REEcorner™ modules in our existing integration center in the UK.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 10 Financial Outlook Our second quarter GAAP net loss was $26.2 million compared to $28.6 million in Q1 2023 and $25.2 million in Q2 2022. The year-over-year change was mainly driven by the income from remeasurement of warrants in Q2 2022 and lower financial income in Q2 2023, partially offset by a decrease in share-based compensation expenses. Our non-GAAP net loss in the quarter was $22.0 million compared to $24.0 million in Q1 2023 and $21.3 million in Q2 2022. We ended the second quarter with liquidity of $105 million, comprised of cash, cash equivalents and short-term investments. As part of our efforts to secure year 2024 capital needs in advance, after the end of the quarter, we established a $35 million ATM program (out of which we sold approximately 2.28 million shares for gross proceeds of approximately $0.7 million) and secured a bank credit facility of $15 million. Capital needs for 2025 are estimated at an additional $50 million in order to ramp up production. We plan to continue exploring options to secure the capital needs for execution of our plans over time as we may require in a disciplined manner.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 11 Use of Non-GAAP Financial Measures The Company has disclosed financial measurements in this shareholders’ letter that present financial information is considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company’s management uses these measurements as an aid in monitoring the Company’s on-going financial performance. Non-GAAP research and development, non-GAAP selling, general and administrative expenses and non-GAAP operating expenses exclude the impact of stock-based compensation. Non-GAAP net loss and non-GAAP loss per share also exclude non-recurring or unusual items that are considered by management to be outside the Company’s standard operations and certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items. There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non- GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 12 REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Operations U.S. dollars in thousands (except share and per share data) (Unaudited) Three Months Ended Six Months Ended June 30, 2023 March 31, 2023 June 30, 2022 June 30, 2023 June 30, 2022 Revenues 943 — — 943 — Cost of sales 943 — 9 943 547 Gross loss — — (9) — (547) Operating expenses: Research and development expenses, net 19,337 18,874 18,080 38,211 38,923 Selling, general and administrative expenses 8,087 10,843 11,330 18,930 26,618 Total operating expenses 27,424 29,717 29,410 57,141 65,541 Operating loss (27,424) (29,717) (29,419) (57,141) (66,088) Income from warrants remeasurement — — 2,417 — 17,747 Financial income, net 1,076 1,061 2,373 2,137 2,845 Net loss before income tax (26,348) (28,656) (24,629) (55,004) (45,496) Income tax expense (income) (137) (34) 619 (171) 1,213 Net loss $(26,211) $(28,622) $(25,248) $(54,833) $(46,709) Net comprehensive loss $(26,211) $(28,622) $(25,248) $(54,833) $(46,709) Basic and diluted net loss per Class A ordinary share $(0.09) $(0.10) $(0.09) $(0.18) $(0.16) Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share 300,948,736 298,836,526 292,189,047 299,898,466 290,975,091

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 13 REE AUTOMOTIVE LTD. Condensed Consolidated Balance Sheets U.S. dollars in thousands (except share and per share data) (Unaudited) June 30, 2023 December 31, 2022 ASSETS CURRENT ASSETS: Cash and cash equivalents $37,488 $56,762 Restricted cash 11 162 Short-term investments 67,460 96,857 Other accounts receivable and prepaid expenses 12,769 11,894 Total current assets 117,728 165,675 NON-CURRENT ASSETS: Non-current restricted cash 2,999 3,001 Other accounts receivable 2,667 3,337 Operating lease right-of-use asset 24,784 26,061 Property and equipment, net 17,337 16,939 Total non-current assets 47,787 49,338 TOTAL ASSETS $165,515 $215,013 CURRENT LIABILITIES: Trade payables $4,818 $6,172 Other accounts payable and accrued expenses 10,862 11,118 Operating lease liability 2,592 2,748 Total current liabilities 18,272 20,038 NON-CURRENT LIABILITIES: Deferred revenues — 943 Operating lease liability 17,678 18,623 Total non-current liabilities 17,678 19,566 TOTAL LIABILITIES 35,950 39,604 LIABILITIES AND SHAREHOLDERS’ EQUITY SHAREHOLDERS’ EQUITY: Ordinary and preferred shares — — Additional paid-in capital 906,326 897,337 Accumulated deficit (776,761) (721,928) Total shareholders’ equity 129,565 175,409 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY $165,515 $215,013

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 14 REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Cash Flow U.S. dollars in thousands (except share and per share data) (Unaudited) Six Months Ended June 30, 2023 June 30, 2022 Cash flows from operating activities: Net loss $(54,833) $(46,709) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation 1,085 582 Amortization of operating lease right of use asset 1,798 1,278 Accretion income on short-term investments (588) (90) Share-based compensation 8,870 14,809 Remeasurement of warrant liability — (17,747) Decrease (increase) in accrued interest on short-term investments 333 (140) Increase in other accounts receivable and prepaid expenses (205) (7,049) Decrease in operating lease liability (1,622) (5,382) Decrease in trade payables (197) (3,602) Decrease in other accounts payable and accrued expenses (256) (4,696) Decrease in deferred revenue (943) — Other 103 11 Net cash used in operating activities (46,455) (68,735) Cash flows from investing activities: Purchase of property and equipment (2,743) (2,563) Purchase of short-term investments (66,864) (109,572) Proceeds from short-term investments 96,516 — Net cash provided by (used in) investing activities 26,909 (112,135) Cash flows from financing activities: Proceeds from exercise of options and warrants 119 2,108 Net cash provided by financing activities 119 2,108 Increase (decrease) in cash, cash equivalents and restricted cash (19,427) (178,762) Cash, cash equivalents and restricted cash at beginning of year 59,925 276,915 Cash, cash equivalents and restricted cash at end of period $ 40,498 $ 98,153

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 15 Reconciliation of GAAP Financial Metrics to Non-GAAP U.S. dollars in thousands (except share and per share data) (Unaudited) Reconciliation of Net Loss to Adjusted EBITDA Three Months Ended Six Months Ended Jun 30, 2023 Mar 31, 2023 Jun 30, 2022 Jun 30, 2023 Jun 30, 2022 Net Loss on a GAAP Basis $(26,211) $(28,622) $(25,248) $(54,833) $(46,709) Financial income, net (1,076) (1,061) (2,373) (2,137) (2,845) Income tax expense (income) (137) (34) 619 (171) 1,213 Income from warrant valuation — — (2,417) — (17,747) Depreciation, amortization, and accretion 1,235 1,060 1,093 2,295 1,860 Share-based compensation 4,212 4,658 6,334 8,870 14,809 Adjusted EBITDA(1) $(21,977) $(23,999) $(21,992) $(45,976) $(49,419) 1. Adjusted EBITDA excludes adjustments for financial income, net, income tax expense, depreciation, amortization, and accretion, income from warrant valuation, and share-based compensation.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 16 Three Months Ended Six Months Ended Jun 30, 2023 Mar 31, 2023 Jun 30, 2022 Jun 30, 2023 Jun 30, 2022 GAAP cost of sales $943 $— $9 $943 $547 Share-based compensation — — (2) — (72) Non-GAAP cost of sales 943 — 7 943 475 GAAP research and development expenses 19,337 18,874 18,080 38,211 38,923 Share-based compensation (2,250) (2,551) (3,390) (4,801) (6,597) Non-GAAP research and development expenses 17,087 16,323 14,690 33,410 32,326 GAAP selling, general, and administrative expenses 8,087 10,843 11,330 18,930 26,618 Share-based compensation (1,962) (2,107) (2,942) (4,069) (8,140) Non-GAAP selling, general, and administrative expenses 6,125 8,736 8,388 14,861 18,478 GAAP operating expenses 27,424 29,717 29,410 57,141 65,541 Share-based compensation (4,212) (4,658) (6,332) (8,870) (14,737) Non-GAAP operating expenses 23,212 25,059 23,078 48,271 50,804 GAAP net loss (26,211) (28,622) (25,248) (54,833) (46,709) Income from warrant valuation — — (2,417) — (17,747) Share-based compensation 4,212 4,658 6,334 8,870 14,809 Non-GAAP net loss $(21,999) $(23,964) $(21,331) $(45,963) $(49,647) Weighted average number of ordinary shares used in computing basic and diluted net loss per share 300,948,736 298,836,526 292,189,047 299,898,466 290,975,091 Non-GAAP basic and diluted net loss per Class A ordinary share $(0.07) $(0.08) $(0.07) $(0.15) $(0.17) Reconciliation of GAAP cost of sales to Non-GAAP cost of sales; Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non- GAAP net loss; and presentation of Non-GAAP net loss per Share, basic and diluted:

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved. 17 About REE Automotive REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanic connection, all four identical REEcorners™ enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto. Caution About Forward-Looking Statements This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition. These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.

Q2 2023 REE Shareholder letter © 2023 REE. All rights reserved.